UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 4)
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

OneConnect Financial Technology Co., Ltd.
(Name of the Issuer)

OneConnect Financial Technology Co., Ltd.
Bo Yu Limited
Ping An Insurance (Group) Company of China, Ltd.
(Names of Persons Filing Statement)
Ordinary Shares, par value US$0.00001 each*
American Depositary Shares, each representing thirty (30) Ordinary Shares
(Title of Class of Securities)
68248T204**
(CUSIP Number of Class of Securities)

Rubo Lin
Chief Financial Officer
OneConnect Financial Technology Co., Ltd.
21/24F, Ping An Financial Center
No. 5033 Yitian Road, Futian District
Shenzhen, Guangdong, 518000
The People’s Republic of China
Tel: +86-21-2066-0625
Yanmei Dong Director Bo Yu Limited Maples Corporate Services (BVI) Limited Kingston Chambers, P.O. Box 173, Road To Tortola, D8, VG1110 British Virgin Island Tel: +86-755-2262-7970
(Names, Addresses, and Telephone Numbers of Persons Authorized to Receive Notices and Communications)
With copies to:
Denise Shiu, Esq. Shuang Zhao, Esq. Cleary Gottlieb Steen & Hamilton LLP c/o 37th Floor, Hysan Place 500 Hennessy Road Causeway Bay, Hong Kong Tel: (852) 2532 3752	James Chang, Esq. DLA Piper UK LLP 20th Floor South Tower Beijing Kerry Center No.1 Guanghua Road, Chaoyang District Beijing 100020, PRC Tel: (86) 10 8520 0608	Roy Chan, Esq. DLA Piper UK LLP 36/F, Shanghai World Financial Center 100 Century Avenue, Pudong Shanghai 200120, PRC Tel: (86) 21 3852 2111
This statement is filed in connection with (check the appropriate box):
☐   a.
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐   b
The filing of a registration statement under the Securities Act of 1933.

☐   c
A tender offer.

☒   d
None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

*
Not for trading, but only in connection with the listing on the New York Stock Exchange of the American depositary shares.

**
This CUSIP applies to the American depositary shares, each representing thirty Ordinary Shares.

EXPLANATORY NOTE
This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (together with its exhibits, the “Transaction Statement”) amends and supplements the Amendment No. 3 to Rule 13e-3 transaction statement on Schedule 13E-3 filed with the SEC pursuant to Section 13(e) of the Exchange Act by the Filing Persons (as defined below) on September 23, 2025, primarily to provide updates regarding the results of the Court Meeting and Extraordinary General Meeting held on October 28, 2025 (Hong Kong time).
All capitalized terms used in this Amendment and not otherwise defined have the meanings ascribed to such terms in the Schedule 13E-3, including the Scheme Document (the “Scheme Document”) attached as exhibit (a)(3)(1) to the Schedule 13E-3.
On October 28, 2025 (Hong Kong time), the proposal to privatize the Company by way of a scheme of arrangement under the Companies Law of the Cayman Islands was duly approved at the court meeting and the special resolution and the ordinary resolution were duly passed at the extraordinary general meeting of the Company held in relation to the proposed privatization.

Item 15.
Additional Information.

Item 15 is hereby amended and supplemented as follows:
Results of the Court Meeting
The Court Meeting was held at 2:30 p.m. on Tuesday, October 28, 2025 Hong Kong Time at Oasis Room, 8/F, Renaissance Hong Kong Harbour View Hotel, 1 Harbour Road, Wan Chai, Hong Kong.
For the purposes of section 86 of the Companies Act, the approval required to be obtained at the Court Meeting in respect of the Scheme was the approval (by way of poll) of the holders of Scheme Shares (including Scheme Shares underlying the ADSs), representing not less than 75% in value of the Scheme Shares held by the holders of Scheme Shares present and voting either in person or by proxy at the Court Meeting.
For the purposes of Rule 2.10 of the Takeovers Code, the approvals required to be obtained at the Court Meeting in respect of the Scheme were as follows:

(a)
the approval (by way of poll) by Disinterested Holders holding at least 75% of the votes attaching to the Scheme Shares held by Disinterested Holders that are voted, either in person or by proxy, at the Court Meeting; and

(b)
the number of votes cast (by way of poll) by the Disinterested Holders present and voting, either in person or by proxy, at the Court Meeting against the resolution to approve the Scheme at the Court Meeting is not more than 10% of the votes attaching to all Scheme Shares held by all Disinterested Holders.

The poll results in respect of the resolution to approve the Scheme at the Court Meeting were as follows:
Court Meeting	Number of Votes Cast (approximate %)
	Total	For	Against
Number of the Scheme Shares voted by the holders of Scheme Shares in person or by proxy	87,439,501 (100.00)%	86,858,411 (99.34)%	581,090 (0.66)%
Number of the Scheme Shares voted by the Disinterested Holders in person or by proxy	87,439,501 (100.00)%	86,858,411 (99.34)%	581,090 (0.66)%
Percentage of (i) the number of votes cast by the Disinterested Holders against the Scheme over (ii) the number of votes attaching to all Scheme Shares held by all Disinterested Holders (being 290,580,064 Shares)			0.20%
Note:   All percentages in the above table are approximations and rounded to the nearest 2 decimal places. The full text of the resolution is set out in the notice of Court Meeting, which is included in the Scheme Document despatched to the holders of Scheme Shares.

Accordingly, the resolution proposed at the Court Meeting to approve the Scheme was duly passed in accordance with the requirements of both Section 86 of the Companies Act and Rule 2.10 of the Takeovers Code.
Results of the Extraordinary General Meeting
The Extraordinary General Meeting was held at 3:00 p.m. on Tuesday, October 28, 2025, Hong Kong Time at Oasis Room, 8/F, Renaissance Hong Kong Harbour View Hotel, 1 Harbour Road, Wan Chai, Hong Kong.
The poll results in respect of the special resolution and the ordinary resolution proposed at the Extraordinary General Meeting were as follows:
SPECIAL RESOLUTION	Number of Votes Cast (approximate %)
	Total	For	Against

1.
THAT pursuant to (and subject to approval of) the Scheme between the Company and the holders of Scheme Shares in the form of the print contained in the Scheme Document, which has been produced to this meeting and for the purposes of identification signed by the chairman of this meeting, or in such other form and on such terms and conditions as may be approved or imposed by the Grand Court of the Cayman Islands, on the Effective Date, the issued share capital of the Company shall be reduced by cancelling and extinguishing the Scheme Shares (including Scheme Shares underlying the ADSs).

	818,383,044 (100.00)%	817,821,454 (99.93)%	561,590 (0.07)%
ORDINARY RESOLUTION	Number of Votes Cast (approximate)%
	Total	For	Against
2. THAT:

(A)
subject to and contemporaneously with the cancellation and extinguishment of the Scheme Shares referred to in special resolution (1), the issued share capital of the Company shall be restored to the amount prior to the cancellation of the Scheme Shares by applying the reserve created as a result of the aforesaid cancellation of the Scheme Shares to pay up in full at par such number of new Shares as is equal to the number of Scheme Shares cancelled as a result of the Scheme, credited as fully paid, for issuance to the Offeror;

	818,383,044 (100.00)%	817,735,774 (99.92)%	647,270 (0.08)%

(B)
any one of the Directors be and is hereby authorized to do all such acts and things considered by him/her to be necessary or desirable in connection with the implementation of the Scheme, including (without limitation) the giving of consent to any modification of or addition to, the Scheme or any reduction of capital, which the Grand Court of the Cayman Islands may see fit to impose; and

(C) any one of the Directors be and is hereby authorized to apply to Stock Exchange for the withdrawal of listing of the Shares and to apply to the NYSE for the delisting of the ADSs.

Note:   All percentages in the above table are approximations and rounded to the nearest 2 decimal places. The full text of the resolution is set out in the notice of Extraordinary General Meeting, which is included in the Scheme Document despatched to the holders of Scheme Shares.
Accordingly:

(a)
the special resolution was duly passed by a majority of not less than three-fourths of the votes cast by the Shareholders present and voting in person or by proxy at the Extraordinary General Meeting; and

(b)
the ordinary resolution was duly passed by a simple majority of the votes cast by the Shareholders, present and voting in person or by proxy at the Extraordinary General Meeting.

Current Status of the Conditions of the Proposal and the Scheme
As at the date hereof, the implementation of the Proposal remains, and the Scheme will become effective and binding on the Company and all Scheme Shareholders, subject to the fulfilment or waiver (as applicable) of the Conditions (other than Conditions (a), (b), (c) and (k) which have been satisfied) as set out in the section headed “3. Conditions of the Proposal and the Scheme” in Part X — Explanatory Memorandum of the Scheme Document.
Subject to the outstanding Conditions being fulfilled or waived (as applicable), the Offeror and the Company expect that the Scheme will become effective on Wednesday, November 19, 2025 (Cayman Islands Time).

Item 16.
Exhibits.

Item 16 is hereby supplemented by the addition of the following exhibits:
Exhibit Number	Description
(a)(5)(7)
Joint Announcement dated October 27, 2025 of the Company and the Offeror regarding the update on non-binding letters of support (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K furnished to the SEC on October 28, 2025).

(a)(5)(8)
Joint Announcement dated October 28, 2025 of the Company and the Offeror regarding the results of the court meeting and the extraordinary general meeting of the Company (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K furnished to the SEC on October 28, 2025).

(a)(5)(9)
Announcement of the Company on the obtaining of shareholders’ approval for the proposed privatization of the Company (incorporated by reference to the Company’s Report on Form 6-K furnished to the SEC on October 28, 2025).

(d)(3)	Non-binding Letter of Support from M&G Investments Limited dated October 27, 2025
(d)(4)	Non-binding Letter of Support from SVF Fax Subco (Singapore) Pte. Ltd. dated October 22, 2025

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 28, 2025
OneConnect Financial Technology Co., Ltd.
By:
/s/ Dangyang Chen

Name:
Dangyang Chen

Title:
Chairman of the Board and Chief
Executive Officer

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 28, 2025
Bo Yu Limited
By:
/s/ Dong Yanmei

Name:
Dong Yanmei

Title:
Director

Ping An Insurance (Group) Company of China, Ltd.
By:
/s/ Xie Yonglin

Name:
Xie Yonglin

Title:
Executive Director, President and Co-CEO